09056229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SADDLEBROOK INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Saddlebrook Way
(No. and Street)

Wesley Chapel (City) FL (State) 33543-4499 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Hall, Asst. Treasurer (813) 907-4666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

See attached notice pursuant to rule 17a-5(e)(1)(ii)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 10 2009
Washington, DC
111

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saddlebrook Investments, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GALE BYRD
Comm# DD0663774
Expires 6/2/2011
Florida Notary Assn., Inc

Diane Hall
Signature

Asst. Treasurer
Title

Gale Byrd
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Notice Pursuant to Rule 17a-5(e)(1)(ii)
December 31, 2008

Re: SEC File No. 8-23972
NASD Firm ID No. 013448
Florida File No. 013274D

Pursuant to Rule 17a-5(d)(2), the attached annual report is in a format that is consistent with Form X-17A-5, Part IIA.

The attached report does not contain audited financial statements because this company only transacts its securities business for a single issuer and is, therefore, exempt from the requirements of audited financial statements. This exemption is pursuant to Rule 17a-5(e)(1)(i)(A) of the Securities and Exchange Act of 1934 and Rule 3E-300.002(3)(D) of the Florida Division of Securities.

Manually signed copies of this report have been filed with:

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

U. S. Securities and Exchange Commission
Southeast Regional Office
801 Brickell Avenue, Suite 1800
Miami, Florida 33131

FINRA/Financial Operations
Attn: Eleanor Sabalbaro
9509 Key West Avenue, 3rd Floor
Rockville, Maryland 20850

Saddlebrook Investments, Inc.
Balance Sheet
December 31, 2008
(Unaudited)

	Allowable	Non-allowable	Total
Assets			
Cash	58,035		58,035
Other securities	60,903		60,903
Receivable from non-customers		0	0
Receivable from affiliate		558,021	558,021
Total assets	118,938	558,021	676,959
Liabilities and Ownership Equity			
Accounts payable and accrued liabilities	4,250		4,250
Payable to affiliate			0
Total liabilities	4,250	0	4,250
Common stock			500
Paid-in capital			345,556
Retained earnings			326,653
Total ownership equity			672,709
Total liabilities and ownership equity			676,959

Saddlebrook Investments, Inc.
Income Statement
For the Year Ended December 31, 2008
(Unaudited)

Commissions on sales of security real estate	176,595
Interest income	4,360
Total revenues	180,955
Employee compensation and benefits	0
Regulatory fees and expenses	1,757
Other expenses	142,218
Total expenses	143,975
Net income	36,980

Saddlebrook Investments, Inc.
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2008
(Unaudited)

Balance at beginning of period	657,329
Distributions	(21,600)
Net income	36,980
Balance at end of period	672,709

Saddlebrook Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008
(Unaudited)

Cash flows from operating activities	
Net Income	36,980
Change in assets and liabilities	
(Increase) decrease in	
Accounts receivable	7,080
Increase (decrease) in	
Accounts Payable	250
Net cash provided by operating activities	44,310
Cash flows from financing activities	
Distribution to Shareholder	(21,600)
Net payments from (to) related parties	(45,985)
Net cash used in financing activities	(67,585)
Net decrease in cash and cash equivalents	(23,275)
Cash and cash equivalents, beginning of year	142,213
Cash and cash equivalents, end of year	118,938

Saddlebrook Investments, Inc.
Computation of Net Capital
December 31, 2008
(Unaudited)

Ownership equity	672,709
Less non-allowable assets	(558,021)
Net capital before haircuts	114,688
Less haircuts on securities	(609)
Net capital	114,079

Basic Net Capital Requirement

Aggregate indebtedness	4,250
Net capital	114,079
Less minimum net capital requirement	(5,000)
Excess net capital	109,079
Ratio of aggregate indebtedness to net capital	0.04